Exhibit 1

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                   DIVERSIFIED FINANCIAL RESOURCES CORPORATION

      (Pursuant to Section 242 of the General Corporation Law of the State of
                                    Delaware)


Diversified Financial Resources Corp.., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"):

DOES  HEREBY  CERTIFY:

FIRST: That the Board of Directors said corporation, by its unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of Diversified Financial Resources Corp. be amended by changing the Fourth Article thereof so that as amended, said Article shall be and read as follows:

"The Corporation shall be authorized to issue Ten Billion Two Hundred Million (10,200,000,000) shares, consisting of the following classes, Ten Billion (10,000,000,000) shares of Common Stock, no par value per share and Two Hundred Million (200,000,000) shares of Preferred Stock, $.001 par value.

The Board of Directors shall have the full authority permitted by law to fix by resolution full, limited, multiple or fractional, or no voting rights, and such designations, powers, preferences, privileges, limitations, options, conversion rights, and relative, participating or the special rights, and the qualifications, limitations or restrictions thereof, of the Preferred Stock or any series thereof that may be desired and that have been fixed in this Certificate of Incorporation.

At 4:30 p.m. Eastern Time on the Effective Date, as defined below, of filing of this Certificate of Amendment with the Delaware Secretary of State, every Two Thousand (2,000) shares of Common Stock of the Corporation shall be combined into and automatically become one (1) outstanding share of Common Stock of the Corporation and the authorized shares of this Corporation shall remain as set forth in this Certificate of Incorporation. No fractional share shall be issued in connection with the foregoing reverse stock split. To the extent that a shareholder holds a number of shares of Common Stock immediately after the filing and recording of the Amendment that is not a whole number, such shareholder shall receive the additional fraction of a share to provide the shareholder a whole share."

SECOND: That thereafter, pursuant to resolution of the Corporation's Board of Directors, the written consent of the stockholders of the Corporation in lieu of a special meeting of stockholders was obtained in accordance with Section 228 of the General Corporation Law of the State of Delaware and the necessary number of shares as required by statute were voted in favor of the amendments pursuant to such written consents.

THIRD: That said amendment was duly adopted in accordance with the provisions of
Section  242  of  the  General  Corporation  Law  of  the  State  of  Delaware.

FOURTH: That the capital of the Corporation shall not be reduced under or by reason of said amendment.

FIFTH: That this Certificate of Amendment of Certificate of Incorporation shall become effective on _________, 2005.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed as of __________, 2005.


By:  ____________________

Name:  __________________

Title:  Chief  Executive  Officer